January 31, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

ATTN.	Mr. Mark Cowan
Document Control – EDGAR

RE:	Columbia Funds Variable Series Trust II
Columbia Variable Portfolio – Managed Volatility Fund

Post-Effective Amendment No. 19
File No. 333-146374 / 811-22127

Dear Mr. Cowan:

Registrant is filing Post-Effective Amendment No. 19 on Form N-1A pursuant to Rule 485(a)(2) for the purpose of adding a new series to Columbia Funds Variable Series Trust II (Registrant). This post-effective amendment shall become effective on the seventy-fifth day after filing.

If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Anna Butskaya 612-671-4993.

Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer
Senior Vice President and Chief Legal Officer
Columbia Funds Variable Series Trust II